VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

(in thousands of dollars)

Operating activities	
Net income	$ 54,024
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	93
Accounts receivable from affiliates	(833)
State income tax receivable from affiliate – current	(145)
Federal income tax receivable from affiliate – current	(2,321)
Dealer concession receivable	(846)
Dealer concession receivable from affiliates	548
Advisory service fee receivable	160
Service fee receivable	(2,611)
Interest receivable	(8)
Prepaid expenses and other assets	(68)
Accounts payable to affiliates	(234)
Commissions payable	1,653
Accrued liabilities	2,272
State taxes payable to affiliate	(214)
Federal income tax payable to affiliate – current	(224)
Net cash provided by operating activities	51,246
Financing activities	
Dividends paid to Parent	(45,000)
Net cash used in financing activities	(45,000)
Net increase in cash and cash equivalents	6,246
Cash and cash equivalents	
Beginning of year	36,075
End of year	$ 42,321
Supplemental cash flow information	
Federal and State taxes paid to affiliate	$ 31,709

The accompanying notes are an integral part of these financial statements.